Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated May 27, 2013
2.	Moody’s Investors Services - credit rating report

Item 1
ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

Ultrapar’s credit rating is upgraded by Moody’s

São Paulo, May 27th, 2013 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby informs that the rating agency Moody’s Investors Services (Moody’s) upgraded Ultrapar’s global scale credit rating from ‘Baa3’ to ‘Baa2’.

According to Moody’s, the rating assigned to Ultrapar reflects mainly its solid business model, its low-risk profile, stable cash flow and the leading positions in its different segments.

The upgrade in Ultrapar’s credit rating highlights the cash flow generation capacity of its businesses and its sound financial management and corporate governance.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Item 2

Rating Action: Moody's upgrades Ultrapar to Baa2. Outlook is stable.

Global Credit Research - 24 May 2013

Sao Paulo, May 24, 2013 -- Moody's Investors Services has upgraded Ultrapar's Issuer Rating to Baa2 from Baa3. The rating outlook is stable.

The following rating was upgraded:

Ultrapar Participaçoes S.A

Domestic currency issuer rating: Baa2

RATINGS RATIONALE

"The upgrade to Baa2 primarily reflects Ultrapar's solid business model, low risk profile, stable cash flows and leading position in its different segments", said Moody's vice president Marianna Waltz. Over the past few years the company demonstrated its ability to post robust growth across all business lines and to sustain conservative credit metrics and strong cash generation even under adverse market conditions and sizable capex plan.

Offsetting some of the rating positives are the company's acquisitive growth strategy, which could result in pressured leverage ratios, its relatively short debt maturity schedule and its dependence on a few key suppliers for its raw materials. To a lower extent, the more cyclical nature of its specialty chemicals business is also viewed as a ratings constraint.

The fuel distributor Ipiranga accounted for 87% of the group's revenues and 69% of EBITDA as of 2012. The company is the second largest company in the segment, with approximately 6,460 gas stations spread throughout the country. The fuel distribution sector in Brazil is fairly consolidated, with the three largest players (BR Distribuidora, Ipiranga and Raizen) representing about 75% of the market. Going forward, we expect Ultrapar to remain well positioned to capture the continued expansion of light vehicles in the country, mainly in the fast-growing Northeast, North and Midwest regions, where the company still has a less relevant market share as compared to the South and Southeast regions (12% vs. 26%). Moreover, although the fuel distribution business is marked by tight margins (3.5% for 2012), it is also relatively resilient to economic downturns.

Ultrapar has high corporate governance standards and has maintained a conservative financial policy over time, reflected in its low leverage ratios, stable operating margins, robust cash flow generation and adequate liquidity position. Adjusted gross leverage ratio for the LTM period ended in March 2013 was of 2.3x, and since we first rated the company, in May 2008, this metric has never peaked above 3.0x. Dividends are aggressive, with average payout ratio of 60% over the past four years, but estimated to match available free cash flow generation. We believe the company will manage its dividend distribution appropriately to offset any deterioration in operating cash flow.

Growth strategy going forward should be more organic than non-organic, with an estimated Capex spend of BRL 1.4 billion for 2013 that focuses mainly on the expansion of its fuel distribution business. Nevertheless, some small-size acquisitions can be expected, since the company has already signaled to the market its intention to continue with the internationalization of its chemicals business.

The stable outlook reflects Moody's view that Ultrapar will maintain its leading position in all of its business segments and will continue to sustain prudent financial policies including the maintenance of solid liquidity and financial leverage commensurate with its current rating. Moreover, while dividends are expected to remain robust, they should not prevent positive free cash flow generation.

Ultrapar´s ratings could be upgraded if the company is successful in executing its strategic growth plan, including the potential expansion of its specialty chemicals business, both organically as well as through acquisitions. In this sense, we would expect an improvement in the company's credit metrics to offset the higher volatility of the chemicals segment. Quantitatively, positive pressure could arise if the company reports free cash flow (after dividends and capex) to net debt in the high single digit range, stable operating margins and EBITA/interest expense above 5.0x, while maintaining strong liquidity and improving its debt profile.

Negative pressure on the ratings could arise from a significant deterioration in the group's liquidity position or an increase in leverage as measured by debt to EBITDA significantly above 3.0x without prospects of deleveraging in the near term. Also, a drop in interest coverage as measured by EBITA to Interest Expense below 3.0x for a prolonged period of time, and operating margins below 3.3%, could negatively pressure the rating or outlook.

Ultrapar Participações S.A. ("Ultrapar"), headquartered in São Paulo, Brazil, is engaged in fuel (Ipiranga) and liquefied petroleum gas (Ultragaz) distribution, specialty chemicals production (Oxiteno), and storage for liquid bulk (Ultracargo). For the LTM period ended in March 2013 Ultrapar reported consolidated net revenues of BRL 55.1 billion (about USD 27.5 billion). Fuel distribution is the group's largest business segment, representing 87% of consolidated net revenues and 69% of EBITDA.

M&A activity has historically been the key driver of Ultrapar's growth strategy, but we expect relatively smaller transactions to take place going forward. The company's most sizable acquisitions include the fuel distributors Ipiranga for BRL 2.4 billion (2007) and Texaco for BRL 1.4 billion (2009). In 2012 Ultrapar made two acquisitions: (i) American Chemical, a Uruguayan specialty chemicals company, acquired for USD 74 million as part of the company's strategy to internationalize its specialty chemicals segment; and Temmar, a port terminal located in the Northeast region of Brazil, which deal amounted to BRL 171 million.

The principal methodology used in rating Ultrapar was the Global Retail Industry Rating Methodology published in June, 2011. Please see the Credit Policy page on www.moodys.com for a copy of this methodology.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this rating action, and whose ratings may change as a result of this rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Marianna Waltz, CFA
Vice President - Senior Analyst
Corporate Finance Group
Moody's America Latina Ltda.
Avenida Nacoes Unidas, 12.551
16th Floor, Room 1601
Sao Paulo, SP 04578-903
Brazil
JOURNALISTS: 800-891-2518
SUBSCRIBERS: 55-11-3043-7300

Brian Oak
MD - Corporate Finance

Corporate Finance Group
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

Releasing Office:
Moody's America Latina Ltda.
Avenida Nacoes Unidas, 12.551
16th Floor, Room 1601
Sao Paulo, SP 04578-903
Brazil
JOURNALISTS: 800-891-2518
SUBSCRIBERS: 55-11-3043-7300

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2013

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

 (Market Announcement dated May 27, 2013 and Moody’s Investors Services - credit rating report)